SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D. C. 20549



                             FORM 15


Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchane Act of 1934 or Suspension of Duty to File Reports
   Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


                   Commission File Number   1-11482

                FIRST COLONY LIFE INSURANCE COMPANY
              (successor to FIRST COLONY CORPORATION)
       (Exact name of registrant as specified in its charter)

                    Riverfront Plaza, West Tower
                            Suite 1350
                        901 East Byrd Street
                      Richmond, Virginia 23219
                          (804) 775-0300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                6-5/8% Senior Notes due August 1, 2003
        (Title of each class of securities covered by this form)


                                None
 (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place a X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


        Rule 12g-4(a)(1)(i)   [ ]           Rule 12h-3(b)(1)(ii)  [ ]
        Rule 12g-4(a)(1)(ii)  [ ]           Rule 12h-3(b)(2)(i)   [ ]
        Rule 12g-4(a)(2)(i)   [ ]           Rule 12h-3(b)(2)(ii)  [ ]
        Rule 12g-4(a)(2)(ii)  [ ]           Rule 15d-6            [x]
        Rule 12h-3(b)(1)(i)   [ ]

Approximate number of holders of record of 6-5/8% Senior Notes as of the certification or notice date: 58


Pursuant to the requirements of the Securities Exchange Act of 1934, First Colony Life Insurance Company (successor to First Colony Corporation) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.





     Date:  January 30, 1997      By:     s/David H. McMahon
                                          Assistant Secretary